CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2020
(With Independent Registered Public Accounting Firm's Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLSA Americas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Holub 212 - 549 - 5062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Raymond Tam and William Holub, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of CLSA Americas, LLC, as of December 31, 2020, is true and correct. We further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Raymond Tam
Chief Executive Officer



William Holub
Chief Financial Officer

LOREEN SAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6184559
Qualified in Kings County
My Commission Expires 05-16-2024

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.

- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Compliance Report as required by 17C.F.R. 240.17a-5(d)(1) and (3).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Table of Contents

December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholder of CLSA Americas, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of CLSA Americas, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 19, 2021

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

CLSA AMERICAS, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	58,126
Cash and securities segregated under Federal and other regulations		3,500
Restricted cash		1,663
Receivables:		
Clearing firm		8,465
Brokers and dealers		2,091
Customers		3,478
Affiliates		2,645
Furniture and equipment, net of accumulated depreciation of $6,933		382
Right-of-use assets, net of accumulated depreciation of $4,986		4,849
Deferred taxes, net of valuation allowance of $17,734		4,944
Other assets		737
Total assets	**$**	**90,880**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	2,920
Customers		2,091
Affiliates		1,815
Accrued compensation and benefits		8,506
Commission sharing agreement accrued liabilities		2,772
Lease liabilities		7,507
Accrued expenses and other liabilities		3,770
Total liabilities	**$**	**29,381**

Commitments and contingencies, Note 16

Member's equity		61,499
Total liabilities and member's equity	**$**	**90,880**

The accompanying notes are an integral part of the Statement of Financial Condition.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CLSA BV ("CLSA"), which is owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association and other market centers/self-regulators. The Company provides brokerage services to institutional investors. In addition, the Company is the U.S. representative broker for CITIC and certain of entities under common control, as well as CL Securities Taiwan Company Limited in compliance with the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 15a-6 (providing "15a-6 services"). The Company also performs middle and back office services for affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

(e) Commission Management Program

The Company and its affiliates enter into Client Commission Arrangements and Commission Sharing Agreements ("CCAs"/"CSAs") with customers. CSA/CCA customers may allocate a portion of their gross commissions to pay for investment related research and authorized brokerage related services provided by third parties and its affiliates in accordance with SEC Rule 28(e).

The Company executes all CCAs or CSAs with Americas domiciled clients. On trades where the Company's affiliates recognize the commission revenue, those affiliates recognize the commission sharing expense and pay this expense to the Company. The Company's affiliates execute CCAs or CSAs with non-Americas domiciled clients. On trades where the company recognizes the commission revenue, the Company recognizes the commission sharing expense and pays this expense to its affiliates.

(f) *Income Taxes*

The Company is a Limited Liability Company which has elected to be a disregarded entity for U.S. tax purposes. The Company's income or loss is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a C corporation.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Parent's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

See *Note 10*, Income Taxes, for additional detail.

(g) *Securities Owned, at fair value*

Trading investments are stated at fair value with unrealized gains and losses reported in principal transactions in the Statement of Operations. Realized gains and losses on the sale of investments are included in principal transactions in the Statement of Operations on a trade date basis.

See *Note 9*, Fair Value, for additional detail.

(h) *Employee Benefit Plan*

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 12*, Employee Benefit Plans, for additional detail.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2020
(U.S. dollars in thousands unless otherwise noted)

(i)   Deferred Compensation

The Company amortizes all deferred compensation on a straight-line method over the life of the award. Share-based amounts are adjusted annually based upon the change in the underlying value of the deferred bonus units.

See *Note 15*, Deferred Compensation, for additional detail.

(j)   Receivables from/Payables to Brokers and Dealers

Receivables from brokers and dealers include securities failed-to-deliver. Payables to brokers and dealers include securities failed-to-receive.

See *Note 6*, Receivable from/Payable to Broker Dealers, for additional detail.

(k)   Receivables from/Payables to Customers

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. Payables to customers include securities failed-to-receive.

(l)   Receivables from Clearing Firm

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and $1,000 and $7,000 as cash clearing deposit and margin deposit.

(m)   Furniture and Equipment

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(n)   Right-of-use Assets

The Company's policy is to capitalize operating leases with a duration longer than 12 months. The Company amortizes its right-of-use assets over the life of the lease.

See *Note 8*, Right-of-use Assets and Lease Liabilities, for additional detail.

(o)   Evaluation of Credit Losses

Effective January 1, 2020, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 326, *Measurement of Credit Losses on Financial Instruments*, using the modified retrospective approach. Adoption of this standard did not have a material impact on the Company's statement of financial condition.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from clearing firm

The Company's receivables from clearing firm primarily include cash from settled transactions, cash for margin and clearing deposit purposes and unsettled commissions receivables. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Clearing Firm. Because of this daily settlement of trades and monthly transfer of cash (representing commissions less clearance and settlement costs), the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

The Company reviews the credit quality of the Clearing Firm on a regular basis. The Company has a multi-year relationship with the Clearing Firm with no history of credit losses. The Company's estimate of credit losses considers this history, current conditions, and a reasonable and supportable forecast over the life of the receivable.

Receivables from brokers and dealers

The Company carries failing trades for its off-shore affiliates as its 15a-6 broker. Fail-to-deliver securities are included in Receivable from brokers and dealers. The Company continually reviews the credit quality of its affiliates on a regular basis. Because of the daily settlement and reconciliations, the balances of failed trades are carried for a very short period of time.

Receivables from Customers

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. The Company continually reviews the credit quality of its customers on a regular basis. Because of the daily settlement and reconciliations, the balances of failed trades are carried for a very short period of time.

The Company has not had any historical losses related to these receivables. Estimated credit losses for these receivables were not material as of December 31, 2020.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2020
(U.S. dollars in thousands unless otherwise noted)

(3)   Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the impact of this new standard on its financial statements.

(4)   Cash and securities segregated under Federal and other regulations

The Company is required to calculate its reserve requirements under Rule 15c3-3 of the Exchange Act ("Rule 15c3-3"). In connection with that requirement, as of December 31, 2020, $3,500 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3.

(5)   Restricted Cash

The Company has entered into a sub-lease that expires in February 2023, and in accordance with the terms of the sub-lease the Company's bank has issued a Letter of Credit ("LOC") in the name of the sub-landlord. As of December 31, 2020, $1,663 of cash was segregated in a separate non-interest bearing bank account under the LOC.

(6)   Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers excluding the Company's Clearing Firm as of December 31, 2020, consisted of the following:

	Receivables	Payables
Receivables/payables on unsettled trades	$ -	$ -
Securities failed-to-deliver/receive	2,091	2,920
	$ 2,091	$ 2,920

(7)   Furniture and Equipment, net

The Company's furniture and equipment as of December 31, 2020, consisted of the following:

Furniture and fixtures	$ 34
Computer equipment and hardware	5,684
Software	1,367
Capitalized lease assets	230
	7,315
Less: Accumulated depreciation/amortization	(6,933)
	$ 382

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

(8) Right-of-use Assets and Lease Liabilities

On adoption of ASU 2016-02, the Company recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under generally accepted account principles of the United States of America. These liabilities were measured at the present value of the remaining lease payments, discounted using CLSA's borrowing rates.

The weighted average borrowing rate is 4.6%.

The weighted average remaining lease term is 2.2 years.

The Company's Right-of-use assets as of December 31, 2020, consisted of the following:

Office space	$	8,773
Data centers		574
Business contingency site		488
		9,835
Less: accumulated depreciation		(4,986)
	$	4,849

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

Year		Payments Due
2021	$	3,727
2022		3,466
2023		547
Total Undiscounted lease payments		7,740
Less: Imputed interest		(233)
Total lease liabilities	$	**7,507**

(9) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs were used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2020, the Company did not have any such transfers.

The Company does not have any Financial Instruments that require to be measured at Fair Value.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	**Level 2**	**Level 3**	**Value**
Cash and cash equivalents	$ 58,126	-	-	$ 58,126
Cash and securities segregated	3,500	-	-	3,500
Restricted cash	1,663	-	-	1,663
Receivables-Clearing Firm	8,000	$ 465	-	8,465
Receivables-Brokers and dealers	-	2,091	-	2,091
Receivables-Customers	-	3,478	-	3,478
Receivables-Affiliates	-	2,645	-	2,645
Total assets	**$ 71,289**	**$ 8,679**	**$ -**	**$ 79,968**

	Fair Value			Carrying
	Level 1	**Level 2**	**Level 3**	**Value**
Payables-Brokers and dealers	-	$ 2,920	-	$ 2,920
Payables-Customers	-	2,091	-	2,091
Payables-Affiliates	-	1,815	-	1,815
Total liabilities	**$ -**	**$ 6,826**	**$ -**	**$ 6,826**

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

(10)   Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued restructuring costs not currently deductible for tax purposes, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:

Differences between book and tax basis:

Compensation	$	2,035
Deferred rent		2,208
Right-of-use assets		(1,277)
Depreciation		29
Accrued liabilities		159
Net operating loss and other carryforward		19,524
Valuation Allowance		(17,734)
Net deferred tax asset	$	4,944

The Company regularly evaluates the need for deferred tax asset valuation allowances based on a more likely than not standard as defined by generally accepted accounting principles. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The Company considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing termporary differences and carryforwards;
- tax planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence factors, including but not limited to:

- nature, frequency and severity of recent losses;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near- and medium-term financial outlook.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the financial statements or tax returns and future profitability. The Company's accounting for deferred taxes represents management's best estimate of those future events. Changes in the current estimates, due to unanticipated events or otherwise, could have a material effect on the Company's financial condition and results of operations. The Company considers objectively verifiable evidence that its current earnings model is capable of generating future taxable income sufficient to utilize a portion of the net operating loss carryforwards as of December 31, 2020. Other positive evidence considered in connection with the Company's decision to partially release its federal deferred tax asset valuation allowance include the historic ability to utilize deferred tax assets before they expire, as well as its detailed forecasts projecting the partial realization of the federal deferred tax assets before expiration.

Upon considering all of the available positive and negative evidence, and the extent to which that evidence was objectively verifiable, the Company determined that the positive evidence partially outweighs the negative evidence and the deferred tax assets are more likely than not to be partially realizable. As a result, the valuation allowance in relation to federal deferred tax assets was partially reversed in the amount of $4,944. The Company's state deferred tax asset are not more likely than not to be realized and a full valuation allowance is maintained in the amount of $4,687.

The principal reasons for the difference between the effective tax rates and the 2019 Federal corporate statutory tax rate of 21% are the valuation allowance established against the deferred tax asset, non-deductibility of travel and entertainment expenses and state taxes.

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. Prior to January 1, 2019, the Company was subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2020, the Company and the Parent tax returns for 2016 to 2019 are subject to examination by Federal, state and local tax authorities. The Federal tax authority completed its examination of the Company's 2013 and 2014 Federal corporate income tax returns during 2016, with no proposed adjustments. As of December 31, 2020 and 2019, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2020, the Company has not recognized any amounts associated with unrecognized tax benefits.

As of December 31, 2020, the Company has a Federal net operating loss carryforward of $73,406 which begin to expire in 2034.

As of December 31, 2020, the Company has State and Local net operating loss carryforwards of $54,548 which begin to expire in 2026.

(11) Related Party Transactions

Expenses are allocated to the Company by CLSA Limited ("Limited"), SetClear Pte. Ltd. ("SetClear") and CLSA Singapore in accordance with Service Level Agreements ("SLA"s). The services provided to the Company primarily relate to technology, management, research, and sales, trading and marketing services. The related payable of $1 is in Payable to affiliates and the related receivable of $105 is netted in Receivable from affiliates.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

The Company allocates expenses to Limited, SetClear, CLSA India Private Ltd, CLSA Finance Limited, CSI Global Markets Ltd., CSI Capital Management Ltd., CITIC Securities International USA, LLC ("CSIUSA") and the Parent in accordance with SLAs. The services provided to affiliates primarily relate to management, sales, trading and marketing services, technology and other middle and back office functions. The related receivable of $2,028 is in Receivables from affiliates and a related receivable of $85 is netted in Payable to affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by Limited and other affiliates and reimbursed by the Company. The related payable of $2 for such expenses are included net within Receivables from affiliates and payable of $12 is Payable to affiliates.

Certain expenses of the Company's affiliates incurred in the normal course of business are paid by the Company and reimbursed by the affiliates. Such amounts are billed and collected on a monthly basis. The related receivable of $22 is in Receivables from affiliates.

The Company executes orders for Limited and CLSA Global Markets Limited, on which it earns execution fees. These orders are only in securities listed or traded on markets in North or South America. The related receivable of $304 is in Receivables from affiliates.

The Company acts as the collection agent for all payments to CLSA Group for research and retention services from Americas-domiciled clients. This means certain amounts of funds received are payments for research and retention services provided by other CLSA entities. During the year ended December 31, 2020, the Company issued research invoices for $7,669 on behalf of Limited for research services provided to Americas clients. The payable of $1,013 as of December 31, 2020, is netted in Receivables from affiliates. During the year ended December 31, 2020, the Company issued retention invoices for $1,443 on behalf of Limited for research services provided to Americas clients. The payable of $37 as of December 31, 2020, is netted in Receivables from affiliates.

During the year ended December 31, 2020, the Company accrued CCA/CSA account credits due to affiliates for non-Americas domiciled clients. The payable of $13 as of December 31, 2020 is netted in Receivable from affiliates.

During the year ended December 31, 2020, the Company's affiliates accrued CCA/CSA account credits due to CLSAA for Americas domiciled clients of $21,762. The receivable of $1,245 as of December 31, 2020, is in Receivables from affiliates.

The Company leases office space to an affiliate that expires in February 2023. During the year ended December 31, 2020 the Company received payments from the affiliate under the Sublease of $77. The receivable of $6 as of December 31, 2020, is in Receivable from affiliates.

The Company has been allocated income taxes from its Parent during the year and the payable of $1,887 as of December 31, 2020, is in Payable to affiliates.

The Company has a cash account with HSBC in Hong Kong ("cash pool account"). This account is a part of the CLSA Group intercompany cash pooling arrangement with HSBC. Under this arrangement, while all funds contributed to the pool remain in the contributing company's cash account, the Parent can draw against such funds. As of December 31, 2020, the amount in the Company's cash pool account was $4 which is included in Cash and cash equivalents on the Statement of Financial Condition. The account balance is considered a nonallowable asset for capital purposes under the Uniform Net Capital Rule 15c3-1 of the Exchange Act.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

The Company had a $200,000 uncommitted revolving credit facility (the "BV Credit Facility") with CLSA BV, with no established maturity date. The BV Credit Facility was terminated by the Company during the year.

The Company has a $200,000 uncommitted revolving credit facility (the "Finance Credit Facility") with CLSA Finance, an affiliate, with no established maturity date. The Finance Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Finance Credit Facility.

The BV Credit Facility and the Finance Credit Facility include customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the BV Credit Facility and Finance Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the BV Credit Facility and the Finance Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the BV Credit Facility and the Finance Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2020, the Company did not draw upon the BV Credit Facility nor the Finance Credit Facility. As of December 31, 2020, there was no amount outstanding under the BV Credit Facility nor the Finance Credit Facility.

(12) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 75% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

There was no associated liability.

(13) Regulatory Requirements

As a broker-dealer and as an introducing broker regulated by the CFTC, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2020, the Company had net capital of $50,831, which was $50,581 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

The Company is required to comply with SEC Rule 15c3-3 for all foreign transactions cleared on a delivery-versus-payment ("DVP") or receipt-versus-payment ("RVP") basis. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis.

(14) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities and thus does not typically hold overnight positions.

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(15) Deferred Compensation

The Company issues cash-based deferred compensation to employees, at its discretion. For all deferred compensation, vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. The amount of unvested deferred cash-based compensation commitments as of December 31, 2020 was $412.

For cash-based deferred compensation, as of December 31, 2020, the Company had accrued liabilities of $2,524, included in Accrued compensation and benefits on the Statement of Financial Condition.

(16) Commitments and Contingencies

The Company has entered into various office and data center leases/sub-leases. Such leases have been recorded on the books as a Right-of-use asset, as described in *Note 8*, Right-of-use Asset and Lease Liabilities.

The Company has been named in several arbitration claims and threatened claims from former employees. The Company believes these claims are without merit but is required to participate in arbitration for all claims brought against the Company.

(17) Subsequent Events

We evaluated subsequent events through March 19, 2021, the date the Statement of Financial Condition was available to be issued.

No subsequent events were identified that require recognition or disclosure in the Statement of Financial Condition.